Exhibit 99.1

Safe-T Group Reports growth of 109% Achieving Revenues of $13.6 Million for the First Nine Months of 2022, Exceeding Full-Year 2021 Revenues

Adjusted EBITDA Loss reduced dramatically in the 3rd quarter of 2022

Funding Initiatives Add Over $4 Million on Top of September 30, 2022 Capital Resources to Support Continued Growth

HERZLIYA, Israel, Nov. 29, 2022 (GLOBE NEWSWIRE) -- Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the nine-month period ended September 30, 2022.

Key highlights for the nine months ended September 30, 2022:

•	Revenues for the nine months ended September 30, 2022 reached a record high of $13,610,000, an increase of 109% compared to the nine-month period ended September 30, 2021- exceeding full-year 2021 revenues

•	In the three months ended September 30, 2022, revenues totaled a company record of $4,812,000, an increase of 42% compared to the three months ended September 30, 2021.

•	Gross profit for the nine-month period ended September 30, 2022 amounted to $7,360,000, an increase of 143% compared to the corresponding period in 2021. For the three-month period ended September 30, 2022, gross profit amounted to $2,627,000, an increase of $47% compared to the corresponding period in 2021.

•	Operating expense reduction efforts resulted in a 25% reduction in net loss and a 30% decrease in Adjusted EBITDA Loss (Loss before interest, taxes, depreciation and amortization and other metrics, as defined below) in the third quarter of 2022 compared to the second quarter of 2022.

•	The Company’s privacy enterprises business reached break-even operating results (excluding recently eliminated legal expenses).

•	Following quarter end, the Company completed a 10 for 1 reverse split of its American Depositary Shares and regained compliance with Nasdaq minimum bid price rule.

“We finished another successful quarter, aggregating seven consecutive quarters of growth in revenue. Despite current challenging and volatile markets, we were able to maintain the Company’s progress while financing our business and supporting our growth through non-dilutive credit line from a leading Israeli bank and through a strategic revenue-share model financing from an industry expert. These fundings were realized by the bank and the strategic investor, following validations which concluded that investing in the purchase of consumers, is a future asset (customers) with a high future return. During the third quarter we invested $1.2 million in costumer’ acquisition, which has already returned 20% of the investment. As we previously mentioned in our business models, we believe that these investments will generate millions in future revenues,” said Shachar Daniel, Chief Executive Officer of Safe-T.

“In addition, we were able to improve the efficiency of the Company’s operations and reduce the net loss in the third quarter by approximately 36% compared to the third quarter of 2021, while keeping the high organic growth and onboarding customers that will yield future revenues. We believe that in order to serve the Company’s goals and our shareholders interest, we need to continue to grow our business, further optimize and perfect our operations, and choose the correct ways to fuel our businesses. We will continue to strive to achieve all of these goals and believe that it will create greater value for our shareholders,” Mr. Daniel added.

Third Quarter 2022 Highlights and Recent Business Developments:

Non-diluting funding, investment in consumer acquisition and reduction in net loss:

•	Net IFRS loss was $2.4 million representing reduction of 36%, compared to net loss of $3,723,000 in the same period of 2021.

•	Adjusted EBITDA Loss was reduced dramatically in the third quarter of 2022 to $1.6 million, down 49% from the Adjusted EBITDA Loss in same period of 2021.

•	On October 31, 2022, the Company secured the additional $2 million funding for its customer acquisition program out of the strategic investment of up to $4 million; the successful customer acquisition program allowed the waiver by the investor of the milestone conditions for the second part of the funding.

•	In the second quarter, the Company secured a $2 million non-dilutive credit line facility from United Mizrahi-Tefahot Bank Ltd.

NetNut - the Company’s enterprise privacy business

Consecutive months of growth and business expansion:

•	Enterprise privacy business turns profitable, and marks three record revenue months.

•	Cybersecurity - NetNut enabled its new enterprise cybersecurity customers to identify potential cyber-attacks.

•	NetNut launched its new mobile IP Proxy network with sales to first three customers.

•	NetNut’s network doubled usage volume within one month with more than 36 billion requests processed.

•	E-commerce - NetNut successfully gained increased traction among E-commerce customers in preparation for November shopping events.

•	Anti-fraud solution - NetNut won three new leading customers to use its advanced solution for advertising fraud detection, mitigation, and prevention.

CyberKick - the Company’s consumer privacy business

Gaining users traction in multiple platforms:

•	The Company’s consumer privacy platforms reached over 5 million downloads.

•	Safe-T’s privacy application ranked among top ten privacy applications in the U.S. App Store.

•	Expanded consumer privacy solution portfolio with new application for Android users.

•	Launched its consumer privacy solution for Microsoft Windows.

Financial Results for the Three Months Ended September 30, 2022:

•	Total revenues amounted to $4,812,000 (Q3.2021: $3,377,000). The growth is attributed to the organic increase in enterprise privacy business and consumers business revenues.

•	Cost of revenues totaled $2,185,000 (Q3.2021: $1,594,000). The increase is a result of the cost of the resources required in order to generate the increased revenues – mainly traffic acquisitions costs, internet service providers costs and clearing costs.

•	Research and development expenses totaled $972,000 (Q3.2021: $1,388,000). The decrease is attributed mainly to a reduction in research and development expenses of the enterprise security segment, as well as a decrease in share-based payments.

•	Sales and marketing expenses totaled $3,027,000 (Q3.2021: $3,109,000). The decrease stems from a reduction in the sales and marketing expenses of the enterprise security segment, which was partially offset by the increase in media costs of the consumer segment.

•	General and administrative expenses totaled $1,097,000 (Q3.2021: $1,827,000). The decrease is mainly due to lower professional consulting fees, predominantly legal, in connection with patent-related proceedings, which were resolved by a settlement on May 17, 2022.

•	As a result, net loss totaled $2,370,000, or $0.07 basic loss per ordinary share (Q3.2021: net loss of $3,723,000, or $0.12 basic loss per ordinary share).

•	Adjusted EBITDA Loss totaled of $1,677,000 (Q3.2021: Adjusted EBITDA Loss of $3,266,000).

Financial Results for the Nine Months Ended September 30, 2022:

•	Total revenues amounted to $13,610,000 (Q1-Q3.2021: $6,508,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues fully in 2022 compared to partial consolidation in the equivalent period in 2021 following the completion of its acquisition on July 4, 2021.

•	Cost of revenues totaled $6,250,000 (Q1-Q3.2021: $3,477,000). The increase is mainly a result of the full consolidation of CyberKick’s cost of revenues, primarily traffic acquisition costs for third party products and clearing costs, in 2022, compared to partial consolidation in the equivalent period in 2021.

•	Research and development expenses totaled $3,255,000 (Q1-Q3.2021: $2,871,000). The increase is attributed to the full consolidation of CyberKick’s research and development expenses in 2022 and the development of new products, compared to partial consolidation in the equivalent period in 2021. The increase was partially offset by a reduction in the research and development expenses of the enterprise security segment.

•	Sales and marketing expenses totaled $8,685,000 (Q1-Q3.2021: $5,539,000). The increase is primarily attributed to the full consolidation of CyberKick’s sales and marketing expenses, primarily its media costs, in 2022, compared to partial consolidation in the equivalent period in 2021. The increase was partially offset by a reduction in the sales and marketing expenses of the enterprise security segment.

•	General and administrative expenses totaled $5,346,000 (Q1-Q3.2021: $4,414,000). The increase is mainly due to higher professional consulting fees, predominantly legal, in connection with patent-related proceedings, which were resolved by settlement on May 17, 2022, as well as the full consolidation of CyberKick’s general and administrative expenses in 2022 compared to partial consolidation in the equivalent period in 2021.

•	As a result, net loss totaled $10,255,000, or $0.33 basic loss per ordinary share (Q1-Q3.2021: net loss of $8,605,000, or $0.32 basic loss per ordinary share).

•	Adjusted EBITDA Loss totaled $7,242,000 (Q1-Q3.2021: Adjusted EBITDA Loss of $7,329,000).

We define Adjusted EBITDA Loss as net loss before depreciation and amortization, interest and tax, as further adjusted to remove the impact of (i) impairment of intangible assets and goodwill; (ii) share-based compensation expense; (iii) contingent consideration; and (iv) issuance costs in connection with our securities offerings.

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA Loss for the three- and nine-months periods ended September 30, 2022 and 2021, and for the year ended December 31, 2021:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2022	2021	2022	2021	2021

Net loss for the period	(10,255)	(8,605)	(2,370)	(3,723)	(13,125)
Adjustments:
Depreciation and amortization	1,323	1,063	445	440	1,511
Finance income, net	(25)	(445)	(35)	(585)	(942)
Tax benefit	(215)	(153)	(64)	(77)	(945)
EBITDA	(9,172)	(8,140)	(2,024)	(3,945)	(13,501)
Adjustments:
Impairment of goodwill	569	-	-	-	700
Contingent consideration measurement	-	(590)	-	(156)	(684)
Share-based compensation	1,361	1,401	347	835	2,356
Adjusted EBITDA loss	(7,242)	(7,329)	(1,677)	(3,266)	(11,129)

Balance Sheet Highlights:

•	As of September 30, 2022, shareholders’ equity totaled $15,737,000, or approximately $0.48 per outstanding American Depository Share, compared to shareholders’ equity of $24,187,000 on December 31, 2021. The reduction is mainly due to the Company’s operating loss during the period.

•	As of September 30, 2022, the Company’s cash and cash equivalents balance aggregated to $3,865,000, compared to $3,828,000 on December 31, 2021. The Company’s cash balance does not account for up to an additional $4.3 million in funds under its recently secured credit facility and investment financing.

Additional details on the Company’s financials, products and strategy are available on the Company’s website here.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA and Adjusted EBITDA Loss for the periods presented that exclude depreciation and amortization, interest and tax, as further adjusted for the effect of impairment of goodwill, contingent consideration adjustments and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Third Quarter 2022 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Safe-T, and Mr. Shai Avnit, Chief Financial Officer of Safe-T, will host a conference call today, on November 29, 2022, at 08:30 a.m. ET, to discuss the third quarter of 2022 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, November 29, 2022
Time:	08:30 a.m. Eastern time, 05:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1-809-406-247
International dial-in number:	1-201-689-8562
Conference ID:	13734544

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Safe-T at ++972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here .

A replay of the conference call will be available after 11:30 a.m. Eastern time through December 27, 2022:

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13734544

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments - consumer cyber-security and privacy solutions, enterprise privacy solutions and enterprise cyber-security solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its expectation that ongoing expense reduction efforts will drive improved operation results, the Company’s expectations regarding its growth, its ability to optimize and perfect its operations, its progress and prospects, its expectations regarding the benefits of investing in the purchase of consumers, its expectations regarding future revenues, or that its activities will create greater value for its shareholders. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2022	2021	2021
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	3,865	6,899	3,828
Short-term restricted deposit	559	-	-
Short-term investments	-	6,048	5,887
Trade receivables	1,096	1,069	1,496
Other receivables	537	660	713
Total current assets	6,057	14,676	11,924

Non-current assets:
Long-term restricted deposits	147	90	84
Long-term deposit	73	67	65
Other non-current assets	222	-	-
Property and equipment, net	119	127	119
Right of use assets	263	532	451
Goodwill	10,429	11,698	10,998
Intangible assets, net	5,749	7,441	7,013
Total non-current assets	17,002	19,955	18,730
Total assets	23,059	34,631	30,654

Liabilities and equity
Current liabilities:
Trade payables	2,230	683	1,219
Other payables	1,951	2,519	2,839
Current maturities of long-term loan	441	-	-
Short-term bank loans	700	-	-
Contract liabilities	582	341	514
Contingent consideration	-	94	-
Derivative financial instruments	161	985	488
Short-term lease liabilities	257	371	365
Total current liabilities	6,322	4,993	5,425

Non-current liabilities:
Long-term loan	342	-	-
Long-term contract liabilities	4	25	18
Long-term lease liabilities	36	273	197
Deferred tax liabilities	413	1,418	645
Liability in respect of the Israeli Innovation Authority	205	170	182
Total non-current liabilities	1,000	1,886	1,042
Total liabilities	7,322	6,879	6,467

Equity:
Ordinary shares	-	-	-
Share premium	94,897	90,968	91,112
Other equity reserves	14,752	15,921	16,732
Accumulated deficit	(93,912)	(79,137)	(83,657)
Total equity	15,737	27,752	24,187
Total liabilities and equity	23,059	34,631	30,654

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	13,610	6,508	4,812	3,377	10,281
Cost of revenues	6,250	3,477	2,185	1,594	5,145
Gross profit	7,360	3,031	2,627	1,783	5,136

Research and development expenses	3,255	2,871	972	1,388	4,771
Sales and marketing expenses	8,685	5,539	3,027	3,109	8,348
General and administrative expenses	5,346	4,414	1,097	1,827	7,013
Impairment of goodwill	569	-	-	-	700
Contingent consideration measurement	-	(590)	-	(156)	(684)
Operating expenses	17,855	12,234	5,096	6,168	20,148

Operating loss	(10,495)	(9,203)	(2,469)	(4,385)	(15,012)

Finance income, net	25	445	35	585	942
Tax benefit	215	153	64	77	945
Net loss	(10,255)	(8,605)	(2,370)	(3,723)	(13,125)

Basic loss per share	(0.33)	(0.32)	(0.07)	(0.12)	(0.48)

Diluted loss per share	(0.33)	(0.32)	(0.07)	(0.13)	(0.48)